Exhibit 99.22

FORMATION CAPITAL CORPORATION
Suite 1510 – 999 West Hastings Street.
Vancouver, British Columbia
V6C 2W2
Telephone: (604) 682-6229
INFORMATION CIRCULAR
AS AT AND DATED JULY 1, 2004
(unless otherwise noted)

This Information Circular accompanies the Notice of the 2004 Annual General Meeting of shareholders of FORMATION CAPITAL CORPORATION (the "Company"), scheduled for 2:00 p.m. (Vancouver time) on August 13, 2004 (the “Meeting”), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

COMPLETION, DEPOSIT AND VOTING OF PROXIES

Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors or officers of the Company. A registered shareholder has the right to appoint a person or Company (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named as proxyholders in the form of proxy accompanying this Information Circular. To exercise this right, the registered shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the other names or submit another form of proxy.

The instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at Suite 1510 - 999

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West Hastings Street, Vancouver, British Columbia, V6C 2W2, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Unregistered shareholders who received the form of proxy accompanying this Information Circular through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER’S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS. THE FORM OF PROXY GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized share structure consists of 250,000,000 common shares without par value and 50,000,000 Preference Shares without par value. There are issued and outstanding 130,875,264 common shares and no Preference Shares as at July 1, 2004. At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote shall have one vote, and on a poll, every registered shareholder shall have one vote for each share of which such shareholder is the registered holder and may exercise such vote either in person or by proxyholder. Shares represented by proxy will only be voted on a poll. A poll will be taken if requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

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To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 13th day of July, 2004 will be entitled to receive notice of and to vote at the Meeting.

ELECTION OF DIRECTORS

Management proposes that the number of directors for the Company be determined at seven (7) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Each director of the Company is elected into a Class (I, II or III) for a term not to exceed three years unless that person ceases to be a director before then. The current Class I directors, James B. Engdahl and Robert J. Quinn were elected to the Company’s Board of Directors at the Company’s 2002 Annual General Meeting for a three-year term expiring at the Company’s Annual General Meeting to be held in 2005. The current Class II directors, William G. Scales, Robert G. Metka and David M.R. Stone, were elected to the Company’s Board of Directors at the Company’s 2003 Annual General Meeting for a three-year term expiring at the Company’s Annual General Meeting to be held in 2006. J. Scott Bending and Mari-Ann Green have been nominated by Management for election as Class III directors of the Company for a three-year term expiring at the Company’s Annual General Meeting to be held in 2007, unless they cease to be directors before then. In the absence of instructions to the contrary, the shares represented by proxy will be voted on a poll for the nominees herein listed. Pursuant to the Articles of the Company, except for directors standing for re-election or a nominee of management standing for election, no election of a person as a director is valid at any general meeting of the Company unless such person has consented in writing to act as a director and deposited such written consent with the President of the Company not less than 35 days before the date of the general meeting.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS CLASS III DIRECTORS. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS CLASS III DIRECTORS.

The Management nominees for election as Class III directors, for a three-year term expiring at the Company’s Annual General Meeting to be held in the year 2007, and information concerning them as furnished by the individual nominees is as follows:

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Number Of Shares
		Beneficially Owned,	Principal Occupation
		Directly Or Indirectly,	And If Not At Present An
Name, Jurisdiction of		Or Over Which Control	Elected Director,
Residence and Present		Or Direction Is	Occupation During The
Office Held	Director Since	Exercised At July 1, 2004	Past Five (5) Years

J. Scott Bending	June 13, 1988	1,175,067	President, Formation
President			Capital Corporation
British Columbia,
Canada

Mari-Ann Green	June 13, 1988	1,283,050	Chairman & CEO,
Chairman of the Board			Formation Capital
and Chief Executive			Corporation
Officer
British Columbia,
Canada

Information concerning the Class I and Class II directors whose terms of office will continue after the Meeting, as furnished by the individual directors, is as follows:

		Number Of Shares
		Beneficially Owned,	Principal Occupation
		Directly Or Indirectly,	And If Not At Present An
Name, Jurisdiction of		Or Over Which Control	Elected Director,
Residence and Present		Or Direction Is	Occupation During The
Office Held	Director Since	Exercised At July 1, 2004	Past Five (5) Years

Class I – term expiring 2005

James B. Engdahl	August 28, 1992	162,020	Saskatchewan Managing
Saskatchewan, Canada			Partner, Tamarack Group
			Meyers Norris Penny; prior to
			merger March 2002 was
			President and Director,
			Cascadia Ventures Inc.
Robert J. Quinn
Texas, U.S.A.	August 20, 1999	40,000	Attorney; Partner, Quinn &
			Brooks LLP; past VP and
			General Counsel and
			Secretary, Battle Mountain
			Gold Co. from 1989 to 1997

Class II – term expiring 2006

William G. Scales	June 13, 1988	615,284	President, Formation Capital
Idaho, U.S.A.			Corporation, U.S.

Robert G. Metka	June 11, 1998	191,000	Principal of Hatch &
Quebec, Canada			Associates,.

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Number Of Shares
		Beneficially Owned,	Principal Occupation
		Directly Or Indirectly,	And If Not At Present An
Name, Jurisdiction of		Or Over Which Control	Elected Director,
Residence and Present		Or Direction Is	Occupation During The
Office Held	Director Since	Exercised At July 1, 2004	Past Five (5) Years

David M.R. Stone	May 10, 2002	187,875	President, Minefill Services
Washington, U.S.A.			Inc.

The Company has an audit committee, the members of which are David M.R. Stone, Robert J. Quinn and James B.P. Engdahl, an Executive Compensation Committee, the members of which are Mari-Ann Green, Robert G. Metka and David M.R. Stone, and an Environmental Committee, the members of which are William G. Scales, Robert J. Quinn and Robert G. Metka.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“executive officer” means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and an officer of the Company or any of its subsidiaries, or any other individual, who performed a policy-making function in respect of the Company.

"Named Executive Officer" means:
(i)	each CEO and CFO;

(ii)	each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii)	any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at February 29, 2004 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, Mari-Ann Green,

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the Company's CEO and J. Paul Farquharson, the Company’s CFO. There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended February 29, 2004.

		SUMMARY COMPENSATION TABLE

Named Executive Officers

					Long-Term Compensation

		Annual Compensation			Awards		Payouts

					Securities
				Other	under	Restricted
				Annual	Options/	Shares or
				Compen-	SARs(2)	Restricted	LTIP(3)	All Other
Name and		Salary	Bonus	sation	Granted	Share	Payouts	Compensation
Principal Position	Year(1)	($)	($)	($)	(#)	Units ($)	($)

Mari-Ann Green	2004	93,955	42,500	Nil	970,000(5)	Nil	Nil	Nil
Chairman and CEO
	2003	86,940	Nil	44,250(4)	690,000(5)	Nil	Nil	Nil

	2002	86,940	Nil	Nil	690,000(5)	Nil	Nil	Nil

J. Paul Farquharson	2004	69,895	32,500	Nil	660,000(5)	Nil	Nil	Nil
CFO
	2003	64,860	Nil	Nil	435,000(5)	Nil	Nil	Nil

	2002	64,860	Nil	Nil	435,000(5)	Nil	Nil	Nil

Notes:
(1)	Ended February 28, except 2004 ended February 29

(2)	Stock-appreciation rights

(3)	Long-term incentive plan

(4)	Pursuant to the terms of a corporate obligation more particularly described below under the heading “Termination of Employment, Changes in Responsibility and Employment Contract”

(5)	Incentive stock options

Stock Appreciation Rights ("SARs") Grants

During The Most Recently Completed Financial Year

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part in changes in the trading price of the Company's shares. No SARs were granted or exercised during the most recently completed financial year.

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Long Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year. The Company did not make any awards pursuant to a LTIP to the Named Executive Officers during the most recently completed financial year.

Options

No options, share purchase warrants or rights have been granted by the Company as compensation for employment services or office, and none are outstanding. During the most recently completed financial year of the Company, 920,000 incentive stock options (“Options”) were granted to the Named Executive Officers and 1,305,000 Options were granted to Non-Named Executive Officer directors of the Company as follows:

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				Market Value of
		% of Total		Securities
	Securities	Options		Underlying
	Under	Granted to	Exercise or	Options on
	Options	Employees in	Base Price	the Date of Grant	Expiration
Name	Granted (#)	Financial Year	($/Security)	($/Security)	Date

Named Executive
Officers
Mari-Ann Green	545,000	14.3%	$0.15	$0.15	May 12, 2006
J. Paul Farquharson	375,000	9.9%	$0.15	$0.15	May 12, 2006

Non-Named Executive
Officer Directors
J. Scott Bending	475,000	12.5%	$0.15	$0.15	May 12, 2006
W. G. Scales	410,000	10.8%	$0.15	$0.15	May 12, 2006
Robert J. Quinn	120,000	3.2%	$0.15	$0.15	May 12, 2006
Robert G. Metka	120,000	3.2%	$0.15	$0.15	May 12 2006
David M. Stone	60,000	1.6%	$0.15	$0.15	May 12, 2006
James B. P. Engdahl	120,000	3.2%	$0.15	$0.15	May 12, 2006

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Aggregated Option Exercises

The following table sets forth details of all exercised Options during the most recently completed financial year by each of the Named Executive Officers and the Non-Named Executive Officer directors of the Company and the financial year end value of unexercised in-the-money Options on an aggregated basis.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

			Unexercised	Value of Unexercised
			Options at	In-The-Money Options
	Securities		Financial Year End	at Financial Year End
	Acquired on	Aggregate	(#)	($)
	Exercise	Value Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

Named Executive
Officers

Mari-Ann Green	Nil	Nil	970,000/Nil	$414,700/Nil

J. Paul Farquharson	Nil	Nil	660,000/Nil	$282,600/Nil

Non-Named
Executive Officer
Directors

J. Scott Bending	Nil	Nil	810,000/Nil	$348,400/Nil

W.G. (Bill) Scales	Nil	Nil	725,000/Nil	$310,200/Nil

Robert J. Quinn	Nil	Nil	225,000/Nil	$95,100/Nil

Robert G. Metka	Nil	Nil	225,000/Nil	$95,100/Nil

James B.P. Engdahl	120,000	$18,000	105,000/Nil	$37,500/Nil

David M.R. Stone	Nil	Nil	225,000/Nil	$76,650/Nil

Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of Mari-Ann Green, Robert G. Metka and David M.R. Stone. Mari-Ann Green is Chairman and CEO of the Company. The salary paid and the Options granted to the Executive Officers and to the Non-Named Executive Officer directors of the Company are determined by the Compensation Committee, subject to the approval of the Board of Directors of the Company.

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Report on Executive Compensation

The Company compensates its executive officers through the payment of a yearly salary. Incentive stock options have also been granted to the executive officers, though not as compensation. In determining the salary of the executive officers, the Compensation Committee takes into account the value of the benefit derived by the Company from the input and presence of the executive officers. The compensation policies are designed to attract, retain and motivate high performing individuals while dealing soberly with shareholder equity.

For the year ended February 29, 2004, a bonus of $42,500 was paid to Mari-Ann Green, CEO, in recognition of her many years of under-compensated effort in bringing the Company to its present level of possible great success as the only integrated primary cobalt miner and refiner in the Americas. While annual salaries are an ongoing recompense for executive dedication, incentive stock options are significant in maintaining the long term commitment necessary to develop a project of this nature.

The members of the Compensation Committee are Mari-Ann Green, Robert G. Metka and David M.R. Stone.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on an investment of $100 in the Company’s common shares made on February 28, 1999 with the cumulative total shareholder return of the S&P/TSX Composite Index during the 5 year period ended February 29, 2004.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has an Employment Agreement with Mari-Ann Green pursuant to which the Company paid Ms. Green $93,955 and a bonus of $42,500 for the provision of administrative services to the Company in the last completed financial year. In addition, pursuant to

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shareholder approval received at the Company’s 2002 Annual General Meeting, 150,000 shares of the Company with a deemed value of $44,250 were issued to Ms. Green in connection with an obligation of the Company concerning the stepping down of the Chairman and CEO for a period of time.

The Company has an Employment Agreement with J. Paul Farquharson pursuant to which the Company paid Mr. Farquharson $69,895 and a bonus of $32,500 for the provision of financial services to the Company.

The Employment Agreements with the Named Executive Officers each provide that the Named Executive Officers will be paid an amount equal to two times their then current annual base salary in the event of the termination of employment of the Named Executive Officer otherwise than for cause or in the event of the resignation of the Named Executive Officer following a change of control of the Company or a change in responsibilities of the Named Executive Officer following a change in control.

Stock Option Plan

The Company has an amended Stock Option Plan (the “Plan”) which currently provides that 10,000,000 common shares are reserved for issuance pursuant to the exercise of Options granted under the Plan. The Plan provides that no one optionee can receive Options entitling the purchase of more than 5% of the outstanding common shares in the capital of the Company, calculated on a non-diluted basis, and in no event shall shares exceeding 5% of the outstanding issue be issued to any one insider of the Company, and such insider's associates (as defined in the Securities Act (British Columbia)) within any one-year period pursuant to Options granted under the Plan or any other share compensation arrangement of the Company. The Plan further provides that the maximum number of common shares which may be reserved for issuance to insiders pursuant to Options granted under the Plan or any other share compensation arrangement of the Company may not exceed 10% of the outstanding issue and any Options issued under the Plan shall be restricted so that the total number of shares which could be issued to insiders pursuant to Options granted under the Plan or any other share compensation arrangement of the Company shall not exceed, within a one-year period, 10% of the outstanding issue. Under the Plan, "outstanding issue" means the number of outstanding common shares of the Company on a non-diluted basis outstanding immediately prior to a particular share issuance, excluding shares issued pursuant to share compensation arrangements of the Company over the preceding one-year period, "insider" means an insider as defined in the Securities Act (British Columbia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and associates of such insiders, and "share compensation arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism, including the issuance or potential issuance of shares to one or more service providers, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise. To date an aggregate of 3,370,000 Options to purchase common shares have been granted to insiders of the Company and are outstanding under the Plan.

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The Plan further provides that any common shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan. The Company does not provide financial assistance to participants under the Plan to facilitate the purchase of common shares.

The Directors have been granted and/or exercised the Options described above under the headings "Options” and “Aggregated Option Exercises”.

Share Compensation Plan

In order to maintain cash reserves and instill a sense of ownership in the Company, the Company has implemented a Share Compensation Plan for issuance of shares of the Company to directors, officers or employees of the Company as payment in lieu of salary or other compensation as summarized in the following table. Common shares of the Company covered by the Share Compensation Plan may be issued at a discount of up to 15% from the market price of the Company’s shares at the time of issue in accordance with the policies of The Toronto Stock Exchange, at the discretion of the Board, to directors, officers and employees of the Company willing to accept shares of the Company in lieu of salary or other compensation.

Equity Compensation Plan Information

Number of securities
	Number of securities to	Weighted-average	remaining available for
	be issued upon	exercise price of	future issuance under
	exercise of outstanding	outstanding options,	equity compensation
	options, warrants and	warrants and rights	plans (excluding
As at Year End	rights		securities reflected in
February 29, 2004			column (a))

Plan Category	(a)	(b)	(c)

Equity compensation
plans approved by	Nil	N/A	3,000,000
securityholders

Equity compensation
plans not approved	Nil	N/A	N/A
by securityholders

Total	Nil	N/A	3,000,000

Compensation of Directors

The current directors of the Company do not receive fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to

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and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. The directors are also eligible to receive incentive stock options to purchase common shares granted from time to time under the Company's Stock Option Plan and to participate in the Company’s Share Compensation Plan.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

Under the rules of The Toronto Stock Exchange, the Company is required to disclose information relating to its system of corporate governance with reference to guidelines set out in the TSX Company Manual (the “Guidelines”). The Company’s disclosure addressing each of the Guidelines is set out in Schedule “A” to this Information Circular.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any person who was a director of the Company at any time during the last completed financial year or who is an executive officer or senior officer or proposed nominee for election as a director of the Company, or any associate or affiliate of any of them, to, or guaranteed or supported by the Company, or any of its subsidiaries (either pursuant to an employee stock purchase program of the Company or otherwise) during the most recently completed financial year, other than routine indebtedness.

APPOINTMENT OF AUDITORS

It has been proposed that Deloitte & Touche, Chartered Accountants, of Vancouver, British Columbia, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be

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Acted Upon" and as to the payment during the most recently completed financial year of the aggregate sum of $233,129 to J. Scott Bending, President and director of the Company, and W.G. (Bill) Scales, a director of the Company, for geological consulting services provided to the Company and its subsidiaries, and as to the participation by certain insiders of the Company, to the extent of an aggregate 70,000 units at a price of $ 0.20 per unit, in a 3,161,290 unit private placement by the Company and of an aggregate 140,000 units at a price of $ 0.25 per unit, in a 40,000,000 unit private placement by the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Future Private Placements

In order for the Company to raise funds to expand its mineral exploration and/or development activities, the Company may require further equity funding which would be raised under one or more private placements. At the Meeting, shareholders will be asked to pass a resolution authorizing the Board of Directors to enter into one or more private placements in the twelvemonth period following the Meeting to issue additional common shares and/or other securities convertible into common shares.

Pursuant to the rules adopted by the Toronto Stock Exchange (the “TSX”), paragraph 620 of the TSX Company Manual (the “TSX Manual”) provides that, without shareholder approval, the total number of shares of a listed company which are issued or made subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions – the “25% Rule”. The TSX, however, has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given. Accordingly, it is prudent to have authority at the present time for private placements that exceed the 25% Rule so as to save the time and expense of seeking shareholder approval at future special meetings of shareholders.

Shareholders are being asked, therefore, to pass a resolution authorizing additional private placements which would take place within one year of the date of the Meeting. Such future private placements will be subject to the following terms:

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1.	All of the private placement financings will be carried out in accordance with the guidelines of the TSX and specifically in accordance with paragraphs 619 and 622 of the TSX Manual;

2.	Such future private placements would not result in additional shares of the Company being issued or made issuable during the twelve-month period commencing on the date of the Meeting in an amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Company.

3.	Any of the future private placements will be substantially at arm’s length and would not materially affect control of the Company.

It is not the present intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if management believes that the subscription price is reasonable in the circumstances and if the funds are required by the Company to expand its activities. The issuance of shares pursuant to these private placements will not materially affect the control of the Company. Each such private placement will be undertaken in accordance with applicable by-laws and rules of the TSX, which requires the approval of the TSX prior to completion of each individual private placement. These rules also provide that private placements be priced at the closing price on the day prior to the notice of private placement, subject to prescribed discounts set forth below.

Market Price		Maximum Discount Therefrom
$0.50	or less	25%
$0.51	to $2.00	20%
Above $2.00		15%

As well warrants may accompany shares under the private placement, where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

The Company’s issued and outstanding share capital is currently 130,875,264 common shares and the Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements, in the twelve month period commencing on the date of the Meeting, would not exceed 130,875,264 shares, in the aggregate, or 100% of the Company’s issued and outstanding common shares as at the date of this Information Circular.

The resolution with respect to future private placement financings requires confirmation by a majority of the votes cast thereon at the Meeting. In the event the resolution is not passed, the Company will not proceed with any private placement that requires shareholder approval under the rules of the TSX unless and until such shareholder approval is received.

The text of the resolution to be submitted to the shareholders at the Meeting is set forth below.

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"NOW THEREFORE BE IT RESOLVED THAT:

1.	The directors of the Company be and are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company, subject to the following terms;

	(a)	All private placement financings will be carried out by the Company in accordance with the guidelines of The Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual;

	(b)	The future private placements will not result in additional shares of the Company being issued or made issuable during the twelve-month period commencing on the date of the Meeting in an amount exceeding 130,875,264 common shares in the aggregate of the Company; and

	(c)	Any of the future private placements would be substantially at arm’s length and would not materially affect control of the Company.

2.	Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in her or his opinion may be necessary or desirable to give effect to this resolution.”

Amendment to Stock Option Plan

The Company has in place an incentive stock option plan, as amended, for directors, officers, employees and consultants (the “Plan”). The rules of The Toronto Stock Exchange (the “TSX”) require that any amendment to a stock option plan must be pre-cleared with the TSX and provide that if there is a proposal to increase the maximum number of shares issuable under the Plan, the same must be approved by a majority of the votes cast at the shareholder’s meeting, voting in person or by proxy.

The Plan currently provides that 10,000,000 common shares are to be reserved for issuance pursuant to the exercise of options granted under the Plan. As at June 30, 2004, options to purchase 5,553,000 common shares have been granted under the Plan, of which options to purchase 4,189,500 common shares have been exercised.

As the Company currently has 130,875,264 issued and outstanding common shares and seeks to issue stock options from time to time as part of directors’, executives’ and employees’ incentives based on merit and to assist in the further growth of the Company, the directors of the Company are of the view that it is appropriate to authorize an amendment to the Plan to provide that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the Plan be increased by 17,500,000 common shares, from 10,000,000 to 27,500,000 common shares (with the resulting number of common shares reserved for issuance representing approximately 21% of the Company’s currently issued and outstanding common shares), subject to adjustment or increase of such number pursuant to the provisions of Article 2 of the Plan. The Plan provides that the maximum

16

number of common shares which may be reserved for issuance to any one insider pursuant to stock options under the Plan or any other share compensation arrangement of the Company may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis). Any common shares subject to a stock option which for any reason in cancelled or terminated without having been exercised shall again be available for grant under the Plan. No financial assistance is to be provided to participants by the Company to facilitate the purchase of shares on the exercise of options granted under the Plan. No options or other entitlements have been granted under any share compensation arrangement in excess of the number of shares reserved under the Plan. For more information about the Plan, see above under the heading “Executive Compensation”.

Paragraph 630 of the TSX Manual provides that, where a stock option plan, together with all of the Company’s previously established or proposed share compensation arrangements, could result at any time in the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the Company’s outstanding shares or the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the Company’s outstanding shares, such arrangement must be approved by a majority of the votes cast other than respecting securities owned by insiders to whom shares may be issued under the stock option plan or their associates. Since the Plan contains restrictions to ensure the limits specified in paragraph 630 of the TSX Manual are not exceeded, insiders and their associates will be permitted to vote on the proposed resolution, provided the resolution is not further amended to remove the proposed restrictions.

The text of the resolution to be submitted to the shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1. The Company’s Stock Option Plan, as amended, be and the same is hereby further amended by deleting Section 2 therefrom and substituting therefor the following:

“2. Reservation of Shares – Subject to Section 11 of this Plan, the aggregate maximum number of common shares of the Corporation reserved for issuance pursuant to Stock Options shall be 27,500,000 common shares of the Corporation.”

2. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in her or his opinion may be necessary or desirable to give effect to these resolutions.”

If the resolution is not passed at the Meeting, the proposed amendment to the Plan will not proceed.

Amendment to Shareholder Protection Rights Plan Agreement

The Company adopted its Shareholder Protection Rights Plan Agreement in 1995 (the “Rights Plan”). The term of the Rights Plan is for 10 years, expiring at the close of business on July 12, 2005.

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The Rights Plan was adopted by the Company to provide both the shareholders and the Board of Directors adequate time to assess a take-over-bid made for the common shares of the Company and to allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempt to maximize shareholder value. The Rights Plan can also allow every shareholder to have an equal opportunity to participate in a take-over bid. Neither at the time of adoption of the Rights Plan nor at the date of this Information Circular was the Board of Directors aware of any pending or threatened take-over bid for the common shares of the Company. It was not the intention of the Board of Directors in adopting the Rights Plan to secure the continuance in office of the members of the Board of Directors or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in the management of the Company or to influence or promote the action of management in a particular matter are not affected by the Rights Plan. The Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

The Board of Directors continues to believe that under the existing rules relating to take-over bids and tender offers in Canada and the United States there is not sufficient time for the directors to fully assess offers and to explore and develop alternatives for shareholders in the event of an unsolicited take-over bid. The time required to consider and complete a change of control transaction for the Company must be considered from both the perspective of the Company and of potential purchasers. The result is that shareholders may fail, in the absence of the Rights Plan, to realize the maximum value for their shares. Accordingly, the directors believe that the Rights Plan is an appropriate mechanism to enable them to discharge their responsibilities to assist shareholders in responding to a take-over bid or tender offer.

The Board of Directors is proposing that the Rights Plan be extended for a further 5 years from July 12, 2005 and that the Rights Plan be amended by deleting the number “5” in the definition of “Expiration Time” in the Rights Plan and replacing it with the number “15” such that the definition of “Expiration Time” in the Rights Plan shall read:

‘ “Expiration Time” shall mean the earlier of:
(i)	the Termination Time; and

(ii)	the close of business on the 15th anniversary of the date hereof;’

At the Meeting therefore, the shareholders will be asked to consider and, if deemed advisable, pass a resolution to so amend the Rights Plan. If such a resolution or a modified version of it is not passed, the Rights Plan will expire at the close of business on July 12, 2005.

A copy of the Rights Plan is available to any shareholder, at no charge, upon written request to the Secretary of the Company at Suite 1510, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

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Transition Into The British Columbia Business Corporations Act And Adoption Of New Articles

The British Columbia Business Corporations Act (the “Act”) came into force in British Columbia on March 29, 2004. The Act is supposed to modernize and streamline company law in British Columbia and requires that every company in British Columbia file a Transition Application containing a Notice of Articles within two years of the Act coming into force. One of the most important changes resulting from the Act is that a Notice of Articles will replace the Memorandum of pre-existing companies.

The Notice of Articles sets out, amongst other things, the authorized share structure and the names and addresses of the directors of the Company. If the Transition Application is not filed, the Registrar of Companies may dissolve the company. Until a Transition Application is filed, companies in British Columbia are unable to effect changes to their share capital structure or name.

The Company’s Articles are no longer filed with the Registrar of Companies and may require alteration under the Act. Mandatory changes to the Articles of a company required under the Act include the addition to the Articles of any provisions contained in the Memorandum, or deemed to be contained in the Memorandum, of the company that are not contained in the Notice of Articles - the Articles of such a company must be altered to include such provisions.

In addition to the mandatory changes to the Articles required by the Act, there are a number of optional changes that may be made if a company wishes to take advantage of the provisions of the Act.

As a company that was in existence before the Act came into force, the Company is also subject to the Pre-existing Company Provisions set out in the Regulations to the Act until the shareholders of the Company pass a special resolution authorizing the removal of the Pre-existing Company Provisions. The Pre-Existing Company Provisions include provisions relating to voting thresholds (such as three-quarters of the votes cast being required to pass special resolutions), pro rata purchase or redemption of shares unless otherwise exempted and certain pre-existing companies’ power to allot and issue shares.

Removal of the Pre-existing Company Provisions and most changes to the Articles of the Company cannot be made until after the Transition Application has been filed.

The Company is in the process of filing a Transition Application containing a Notice of Articles. The Notice of Articles contains a statement that the Pre-existing Company Provisions apply to the Company. It is now proposed to remove the application of the Pre-existing Company Provisions to the Company and to alter the Notice of Articles accordingly. It is also proposed to replace the existing Articles of the Company with Articles that take advantage of various provisions under the Act. Except as to changing the majority required for the passage of special resolutions and special separate resolutions from 3/4 to 2/3 of the votes cast, and changing the type of resolution required for changes in the authorized share structure or name of the Company, with corresponding alteration to the Articles and Notice of Articles as may be required by such changes, from a special resolution to a resolution of directors, the proposed new Articles for the Company are substantively the same as the

19

existing Articles of the Company. The proposed new Articles of the Company will be available for inspection at the Head Office of the Company, 1510 – 999 West Hastings Street, Vancouver, B.C., during normal business hours, and at the Meeting.

Accordingly, at the Meeting, the shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolutions:

“WHEREAS:
A.	the Company, as a pre-existing B.C. company, has filed a Transition Application in the form prescribed by the Business Corporations Act (the “Act”) containing a Notice of Articles;

B.	the Notice of Articles contains a statement that the Pre-existing Company Provisions set forth in the Regulations to the Act apply to the Company; and

C.	the Directors of the Company have determined that it is in the best interests of the Company that:

(a) the Pre-existing Company Provisions be removed and no longer apply to the Company; and

(b) the Articles of the Company be replaced in order to take advantage of various provisions under the Act.

RESOLVED AS SPECIAL RESOLUTIONS THAT:

1.	The Pre-existing Company Provisions set forth in the Regulations to the Act be removed and no longer apply to the Company and the Notice of Articles of the Company be altered to remove the application of such Pre-existing Company Provisions to the Company and the directors of the Company are authorized to instruct the Company’s agents to file with the Registrar of Companies a Notice of Alteration to the Notice of Articles of the Company reflecting such change, provided that such Notice of Alteration shall not be filed with the Registrar of Companies unless and until this special resolution has been received for deposit at the Company’s records office;

Lexas Management Corp. be appointed as the Company’s agent to electronically file the Notice of Alteration to the Notice of Articles of the Company referred to in Resolution 1. with the Registrar of Companies;

Any one director or officer of the Company, signing alone, is authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do all such further acts and things, as may be necessary to give full effect to these

20

resolutions or as may be required to carry out the full intent and meaning thereof; and

2.	The existing Articles of the Company be cancelled, and the form of Articles presented to the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company and the alterations made to the Company’s Articles shall take effect upon deposit of this special resolution at the Company’s records office after the Notice of Alteration referred to in Resolution 1. has been filed with the Registrar of Companies.”

“Special Resolution” means a resolution passed by a majority of not less than 3/4 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company where not less than 21 days’ notice specifying the intention to propose the resolution as a special resolution has been duly given.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON A POLL ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

BY ORDER OF THE BOARD OF DIRECTORS OF FORMATION CAPITAL CORPORATION

“J. Scott Bending”

J.	Scott Bending President

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

“Mari-Ann Green”	“J. Paul Farquharson”

Mari-Ann Green	J. Paul Farquharson
Chief Executive Officer	Chief Financial Officer

SCHEDULE “A”

FORMATION CAPITAL CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does the
	Corporate Governance	Corporation	Comments
	Guideline	Align?

1.	Board should explicitly		In accordance with the Business
	assume responsibility	Yes	Corporations Act (British Columbia), the
	for stewardship of the		business of the Company is managed
	Company, and		under the direction of its Board of Directors.
	specifically for:		The Chief Executive Officer (who is also the
Chairman of the Board) (the “CEO”) and
President make recommendations to the
Board of Directors with respect to matters of
corporate policy after discussion, when
appropriate, with shareholders and Senior
Management. The Board of Directors then
makes the decisions which it deems
appropriate and supervises the execution of
such decisions and reviews the results
obtained.

	a. Adoption of a	Yes	The duties of the Board of Directors include
	strategic planning		the review on an ongoing basis of the
	process		strategic plan of the Company, a discussion
of such plan with the CEO and President
and an assessment of the risks identified.
A five-year strategic planning process is
under review.

	b. Identification of	Yes	The Board of Directors’ duties include the
	principal risks, and		review of overall business risks and of the
	implementing risk		Company’s practices and policies for
	managing systems		dealing with these risks.

	c. Succession planning	Yes	The Compensation Committee reviews,
	and monitoring senior		reports and, where appropriate, provides
	management		recommendations to the Board on
succession planning matters and, with the
Board of Directors, monitors the
performance of Senior Management.

	d. Communications	Yes	Each of the Board of Directors and the Audit
	policy		Committee reviews and, where required,
approves statutory disclosure documents
prior to their distribution to shareholders.

In addition, the Company has a shareholder
relations process to respond to shareholder
questions and concerns. All

2

communications from shareholders are
referred to the appropriate corporate officer
for response, consideration or action.
Management promptly advises the Board of
Directors if any significant issues are raised
by shareholders. In addition, the Company
communicates with its shareholders,
securities analysts and the media regularly
on developments in its business and
results, through the annual report, quarterly
financial statements and reports to
shareholders, press releases and material
change reports, when needed.

	e. Integrity of internal	Yes	The Board of Directors’ duties include the
	control and		assessment of the integrity of the
	management		Company's internal controls and information
	information systems		systems. In addition, the Audit Committee
has oversight responsibility of internal
controls and management information
systems.

2.	Majority of Directors	Yes	The Board of Directors is composed of 7
	should be unrelated		persons. Of the 7 Directors, 4 are
	(independent of		"unrelated" under the Guidelines and the 3
	management and free		others are either Senior Officers of the
	from conflicting interest)		Company or persons who have a business
	to the Company and the		relationship with the Company. In addition
	Company’s significant		to a majority of “unrelated” Directors, the
	shareholder, if any.		Board of Directors is composed of 4
Directors who have no business interests
with the Company or with its majority
shareholders. The Board of Directors fairly
reflects, therefore, the investment in the
Company by the shareholders other than
the majority shareholders. The Company
does not have a significant shareholder.

3.	Disclose for each	Yes	Mari-Ann Green: Related. The Chief
	Director whether he is		Executive Officer and Chairman of the
	related, and how that		Board of the Company.
conclusion was
	reached.		J. Scott Bending: Related. The President of
the Company.

W.G. (Bill) Scales: Related. President of
the Company’s wholly owned U.S.
subsidiary.

James B.P. Engdahl, Robert G. Metka,
Robert J. Quinn, and David M.R. Stone:
Unrelated. In making this determination, the
Company has considered all relationships
which each director has with the Company
and, has concluded that there are no

4.	a. Appoint a Committee of Directors responsible for proposing to the full Board new nominees to the Board of Directors and for assessing Directors on an ongoing basis;

b. Composed exclusively of outside (non-management) Directors, the majority of whom are unrelated.

5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors.

6.	Provide orientation and education programs for new Directors.

7.	Consider reducing size of Board, with a view to improving effectiveness.

8.	Board should review compensation of

Yes

No No Yes

Yes

Yes

3

business or other relationships that could be reasonably be seen to materially interfere with each director’s ability to act in the best interest of the Company.

The CEO submits to the Compensation Committee candidates to fill vacancies on the Board of Directors. If the candidacy is endorsed by the Compensation Committee, it is then submitted to the approval of the Board of Directors. While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

The Executive Compensation Committee is composed of one shareholder of Management, being the CEO, and two unrelated outside Directors.

See response to item 4(a).

New Directors participate in an initial information session on the Company in the presence of the management representatives. In addition, they are furnished with appropriate documentation relating to the commercial activities of the Company and the internal organization of the Company. The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.

The Executive Compensation Committee of the Board of Directors reviews periodically

4

	Directors in light of risks		compensation policies in light of market
	and responsibilities.		conditions and practice and in light of risks
and responsibilities.

9.	Committees of the Board	Yes	The Executive Compensation Committee is
	should generally be		composed of one shareholder of
	composed of outside		Management, being the CEO and two
	(non-management)		unrelated outside Directors.
Directors, a majority of
	whom are unrelated		The Executive Compensation Committee
	Directors.		has the responsibility, upon the
recommendation of the CEO and President,
for defining salary classes and levels and
extent of participation in incentive
programs. In addition, this Committee
determines, based on the proposal of the
CEO, the persons eligible to benefit from
the stock option plan and in which
proportion, according to their position. The
Compensation Committee also assesses
the performance of the CEO and President;
the Committee's recommendations in this
regard are then presented to the Board of
Directors. When a vacancy on the Board of
Directors needs to be filled, the CEO
determines the person or persons whom
she deems appropriate to fill the vacancy
and submits her proposal to the
Compensation Committee. The
Compensation Committee can then
endorse such recommendations, which, if
endorsed, are presented to the Board of
Directors.

The Environment Committee is comprised of
three directors, one of whom is related to
the Company, and the other two are
unrelated outside Directors.

Audit Committee. See item 13.

10.	Board should expressly	Yes	The Board of Directors is responsible for
	assume responsibility		developing and monitoring the Company’s
	for, or assign to a		approach to governance issues and for the
	committee the general		Company's response to the Guidelines.
responsibility for,
approach to corporate
governance issues.

11.	a. Define limits to	Yes	The Board of Directors is, by law,
	management’s		responsible for managing the business and
	responsibilities by		affairs of the Company. Any responsibility
	developing mandates		which is not delegated to either
	for:		management or a committee remains with
the Board. In general, all matters of policy

5

and all actions proposed to be taken which
	(i) the Board		are not in the ordinary course of business
require the prior approval of the Board or of
a Board committee to which approval
authority has been delegated.

	(ii) the CEO	Yes	The corporate objectives which the CEO is
responsible for meeting, with the rest of
Management placed under her supervision,
are determined by the strategic plans and
the budget as they are approved on an on-
going basis by the Board of Directors.

	b. Board should	Yes	See item 11(ii).
approve CEO’s
corporate objectives

12.	Establish procedures to	No	While there are no formal structures in place
	enable the Board to		to ensure that the Board can function
	function independently		independently of Management, the Board of
	of management.		Directors of the Company is free to ask one
or more shareholders of Management to
withdraw during certain discussions and the
Directors of the Company would not
hesitate to meet without the presence of the
shareholders of Management who are also
Directors, including the CEO or President, if
the circumstances were to so require.

13.	a. Establish an Audit	Yes	The roles and responsibilities of the Audit
	Committee with a		Committee include the review of the annual
	specifically defined		and quarterly financial statements of the
	mandate.		Company. The Audit Committee has direct
communication channels with the external
auditors to discuss and review specific
issues as appropriate.

	b. All shareholders	Yes	The Audit Committee is composed of 3
	should be non-		outside Directors, all of whom are unrelated
	management Directors.		to the Company.

14.	Implement a system to	Yes	Individual Directors could, if required, retain
	enable individual		outside advisors at the Company’s
	Directors to engage		expense, subject to the approval of the
	outside advisors, at the		Board.
Company’s expense.